Exhibit 99.1

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

AULT LENDING LLC, derivatively
as shareholder on behalf of The
Singing Machine Company, Inc.,

Plaintiff,

MATHIEU PELOQUIN, JAY B.
FOREMAN, GARY ATKINSON,
BERNARDO MELO, HARVEY
JUDKOWITZ, JOSEPH KLING,
STINGRAY GROUP, INC. and
REGALIA VENTURES, LLC,

Defendants.

and

THE SINGING MACHINE
COMPANY, INC.

Nominal Defendant.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C. A. No. _____

VERIFIED COMPLAINT

Plaintiff Ault Lending, LLC (“Ault Lending” or “Plaintiff”), by and through its undersigned counsel, hereby alleges upon personal knowledge as to its actions, and upon information and belief as to all other allegations herein, as follows:

INTRODUCTION

1.       On Saturday, November 18, 2023 at 2:13 pm, the CEO of The Singing Machine Company, Inc. (the “Company” or the “Singing Machine”) sent notice to the Company’s board of directors (the “Board”) of a “private placement offering” of the Company’s common stock to raise $3 million by Monday, November 20, 2023. The notice indicated that the “Company will be extending a right of participation to various members of the Board that expressed interest” in purchasing shares. In fact, just two members of the Board had expressed interest, Defendants Jay Foreman and Mathieu Peloquin. The offering price was set as a nominal premium (3%) to the closing price on Friday, November 17, 2023 ($0.88 per share). No effort was made to shop the terms of the offer; no financial advisor determined whether the price was fair. The shares had traded at far higher levels in 2022 and 2023. The Singing Machine is a small company with a thinly traded stock, which trades at a substantial discount to book value. The “private placement offering” presented by the CEO represented approximately 63% of the Company’s common stock outstanding at the time of the “private placement offering,” or 34% of the Company’s common stock after completion of the “private placement offering.”

2.       Plaintiff is the largest stockholder of the Singing Machine, with four representatives on its ten person Board. Plaintiff recognized the proposed offering as below fair value, but could not purchase shares due to the limitations imposed by Section 203 of the Delaware General Corporation Law. Through Milton “Todd” Ault, a director of the Singing Machine, Plaintiff tendered a term sheet for a $3 million two-year loan, and a proposal that the Company conduct a rights offering to avoid dilution; the term sheet proposed that Plaintiff would participate in any rights offering by forgiving a portion of its loan, assuring the Company of raising substantial funds.

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3.       The Board met on Monday, November 20, 2023 at 10:00 a.m., to consider the two proposals. Without explanation, the Board declined to consider the proposal from Plaintiff. Defendants Peloquin and Foreman each agreed to subscribe for $1 million worth of common stock and their affiliated entities did so the next day. Even though the offering did not achieve the stated goal of raising $3 million, the Board decided to proceed. Four members of the Board voted against the offering. Four members who were not participating in the offering voted in favor, including members of management who had been working for weeks to assist Defendant Foreman in purchasing a large block of shares through a potential competitor that Defendant Foreman controlled. In order to procure Board approval, the two directors who were offered the shares engaged in naked self-dealing by voting in favor of their own purchases. They had previously vetoed the formation of a committee of independent directors to review the Company’s capital raising efforts with related parties. On November 21, 2023, the Company sold $1 million worth of common stock to each of Stingray Group, Inc. (“Stingray”), an affiliate of Defendant Peloquin, and Regalia Ventures, LLC (“Regalia Ventures”), an affiliate of Defendant Foreman (the “Private Transaction”).

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THE PARTIES

4.       Plaintiff Ault Lending is the beneficial owner of 1,808,000 shares of Singing Machine common stock, representing approximately 28.2% of the Company’s outstanding shares after giving effect to the Private Transaction on November 21, 2023.

5.       Nominal Defendant the Singing Machine is a Delaware corporation with its principal place of business in Fort Lauderdale, Florida. Singing Machine is primarily engaged in the development, marketing, and sale of consumer karaoke audio equipment, accessories and musical recordings. Singing Machine’s common stock is traded on the NASDAQ Capital Market under the symbol “MICS.”

6.       Defendant Mathieu Peloquin has been a director of Singing Machine since December 1, 2021. Prior to the Private Transaction, Mr. Peloquin beneficially owned 2,284 shares of Singing Machine common stock, representing less than 1% of the Company’s voting power. Mr. Peloquin is a corporate officer of Defendant Stingray and serves as its nominee on the Board.

7.       Defendant Jay B. Foreman has been a director of Singing Machine since May 23, 2022. Prior to the Private Transaction, Mr. Foreman beneficially owned 33,534 shares of Singing Machine common stock, representing less than 1% of the Company’s voting power. Mr. Foreman owns and controls Defendant Regalia Ventures.

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8.       Defendant Gary Atkinson has been the Chief Executive Officer of Singing Machine since November 2009. Mr. Atkinson first joined the Company in January 2008 as General Counsel, following his graduation from law school. He was admitted to the Florida Bar in October 2008 and became Chief Executive Officer the following year. When Mr. Atkinson joined the Company, his family controlled over 50% of its voting shares through their ownership of Koncepts International, Inc. and its affiliates (collectively, “Koncepts”). Koncepts had manufactured the Company’s product in China and assumed control in 2004 when it exchanged trade payables for approximately 53% of the voting stock. Mr. Atkinson’s mother, Carol Lau, became Chairman of the Board of the Company. Mr. Atkinson’s uncle, Philip Lau, was the Chairman of Koncepts and its parent company, Starlight International Holdings, Inc. (“Starlight”). In August 2021, the Company redeemed the shares held by Koncepts and three directors affiliated with Koncepts resigned, including Philip Lau. Mr. Atkinson became a director of Singing Machine on August 11, 2021 when the redemption closed. Mr. Atkinson beneficially owns 31,985 shares of Singing Machine common stock, representing less than 1% of the Company’s voting power.

9.       Defendant Bernardo Melo has been Singing Machine’s Chief Revenue Officer since April 22, 2022 and has served as Singing Machine’s Vice President of Global Sales and Marketing since 2008. He joined the Company in 2003 and has worked under Defendant Atkinson’s supervision for more than 14 years. Mr. Melo has been a director of Singing Machine since July 27, 2022. Mr. Melo beneficially owns 43,609 shares of Singing Machine common stock, representing less than 1% of the Company’s voting power.

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10.       Defendant Harvey Judkowitz has been a director of Singing Machine since March 29, 2004 and is the chairman of the Board’s Audit Committee. Mr. Judkowitz beneficially owns 20,548 shares of Singing Machine common stock, representing less than 1% of the Company’s voting power.

11.       Defendant Joseph Kling has been a director of Singing Machine since May 9, 2017. Mr. Kling beneficially owns 6,052 shares of Singing Machine common stock, representing less than 1% of the Company’s voting power.

12.       The individual Defendants are referred to as the “Director Defendants”.

13.       Defendant Stingray is a Canadian corporation based in Montreal, Canada. It is a publicly traded company listed on the Toronto Stock Exchange under the symbol RAY.A. Stingray is a “premium partner” of Singing Machine and, among other things, has a music subscription sharing agreement with the Company under which Stingray provides the Company with music from its library of karaoke content. Stingray first invested in the Company in 2021 as a “strategic investor.” Immediately following consummation of the Private Transaction, Stingray beneficially owned 1,643,347 shares, representing 25.6% of the Company’s common stock.

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14.       Defendant Regalia Ventures is a Delaware LLC owned by Defendant Jay Foreman. Immediately following consummation of the Private Transaction, Regalia Ventures beneficially owned 1,098,011 shares, representing 17.1% of the Company’s common stock.

JURISDICTION AND VENUE

15.       This Court has subject matter jurisdiction over this action pursuant to 10 Del.C. § 341 as it concerns a matter or cause in equity relating to a Delaware corporation.

16.       This Court has personal jurisdiction over the Director Defendants as directors of a Delaware corporation pursuant to 10 Del.C. § 3114(b).

17.       This Court has personal jurisdiction over Singing Machine and Regalia Ventures because they are a Delaware corporation and limited liability company, respectively.

18.       This Court has personal jurisdiction over Stingray pursuant to 10 Del.C. § 3104 and because of Stingray’s actions in aiding and abetting the breach of fiduciary duties of other defendants under the principles announced in Istituto Bancario Italiano SpA v. Hunter Eng'g Co., 449 A.2d 210, 225 (Del. 1982).

FACTUAL BACKGROUND

19.       Singing Machine is a public company listed on the Nasdaq Stock Market (“NASDAQ”) under the ticker symbol “MICS.” It is primarily engaged in the development, production, marketing, and distribution of karaoke machines and related products.

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20.       In May 2022, Singing Machine completed a public offering of one million shares at $4.00 per share. The prospectus for the offering described the Company as follows:

“We are a leading global karaoke and music Entertainment Company that specializes in the design and production of quality karaoke and music enabled consumer products for adults and children. Our products are among the most widely available karaoke products in the world. Our mission is to ‘create joy through music.’ In order to deliver on this mission, we are focused on the following multi-prong approach . . .”

21.       The Prospectus explained that the Company’s products were sold through Amazon, Costco, Target and Walmart, among others, and that it offered its products “throughout North America, Europe and Australia.” Its principal product is sold under the brand “Singing Machine.” The Company also offers products under the brand “Carpool Karaoke” through a license with James Corden. Defendant Atkinson recruited Defendant Foreman to join the Board at the time of the offering.

22.       The Company’s shares traded in the range of $7 to $8 in the months following the offering; during the last four months of 2022, the shares traded in the range of $4 to $6 per share. During 2023, the share price trended downward, closing below a $1.00 per share for the first time in October. The market for the Company’s shares is thin, with average daily volume of approximately 70,000 shares per day. On many days fewer than 10,000 shares trade.

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23.       The Company’s prospects remain positive. It has no debt. Its product is carried in over 90% of the big box retailers in the United States, including Walmart and Costco. As of September 30, 2023, it had a positive book value of more than $2.00 per share and positive working capital in excess of $5.5 million, excluding cash. The Company earned a small profit for the most recent quarter. In August 2023, the Company announced that it was entering the hospitality market with a karaoke venue concept. The Company has executed a lease for a 10,000 square foot hospitality venue in Manhattan’s NoMad neighborhood. The NoMad venue is contemplated as the flagship location for a series of karaoke venues.

Ault Lending’s Investment in Singing Machine

24.       Plaintiff Ault Lending is a wholly owned subsidiary of Ault Alliance, Inc. (“Ault Alliance”), a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies. Through its wholly and majority-owned subsidiaries and strategic investments, Ault Alliance provides mission-critical products that support a diverse range of industries, including oil exploration, crane services, defense/aerospace, industrial, automotive, medical/biopharma, consumer electronics, hotel operations and textiles. Its shares are publicly listed on the NYSE American under the symbol AULT. Milton “Todd” Ault III is the founder and Executive Chairman of Ault Alliance. He also serves as the Executive Chairman of Singing Machine and has been a director since April 2023.

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25.       Plaintiff filed a Schedule 13D in June 2022 disclosing its beneficial ownership of 1,405,000 shares, then representing 52.8% of the Company’s outstanding common stock. All of its shares were purchased in open market transactions. Ault Lending continued to purchase shares in the open market and by September 2022, beneficially owned 1,763,000 shares. In July 2022, two Ault Alliance executives were appointed to the Board of Singing Machine, which expanded from five to eight. Defendant Atkinson procured the appointment of Defendant Melo to act as a counterweight to the Ault Lending appointments.

26.       The relationship between Ault Lending and Singing Machine management, namely Defendants Atkinson and Melo, soured quickly. Through his family, Atkinson had controlled the Company throughout his tenure as CEO. When Atkinson orchestrated the redemption of his family’s interests, he made sure that the new investors were both friends and allies. Ault Lending was viewed as an unwanted interloper.

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27.       In March 2023, Atkinson and Melo approached Mr. Ault seeking his support for substantial increases in their pay packages, including substantial equity grants in the Company’s subsidiaries and future karaoke venues. Each of Atkinson and Melo had received a three year employment contract in April 2022 at the time of the Company’s public offering. Less than twelve months later, Atkinson and Melo proposed new three year contracts for themselves with base salaries that more than doubled and large increases in other elements of their compensation packages. Mr. Ault indicated his disapproval.

28.       In February 2023, the Company initiated an “at the market” offering. The offering raised approximately $1.69 million and diluted the share ownership of Ault Lending to approximately 43% of the common stock.

29.       In April 2023, Todd Ault and another Ault Alliance executive were appointed to the Board, which resulted in the expansion of the Board to ten members.

The Management-Negotiated BFI Financing

30.       Defendant Atkinson perceived Ault Lending as a potential threat to his tenure as CEO and overall control of the Company. With the assistance of the Director Defendants, he implemented a plan to reward his allies on the Board by offering shares at less than fair value.

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31.       In early November 2023, Defendant Atkinson announced to the Board that the Company urgently needed to raise $3 million to avoid a “going concern” qualification on issuance of financial results for the quarter ended September 30, 2023. Given that the Company was filing a quarterly report on Form 10-Q rather than an annual report on Form 10-K, there was no auditor’s report that would have included a going concern opinion. The purported purpose of the capital raise to avoid this going concern reference was a pretext. Indeed in late October, Atkinson had advised Todd Ault that the Company would not need to raise capital until February 2024, at which time he estimated a need for $3 million. Mr. Ault committed to run a process to raise $3 million, including through a rights offering.

32.       Defendant Atkinson, however, was interested in placing shares with a Board ally who would offer unquestioning support for his position as CEO. Defendant Atkinson had been working with Defendant Foreman for weeks on a plan to sell a large block of shares to Defendant Foreman’s toy company, Basic Fun, Inc. (“Basic Fun”) at below market prices.

33.       On Sunday, November 12, 2023, Defendant Atkinson circulated to all Board members, other than Mr. Ault, a proposal from Defendant Foreman for a potential financing from Defendant Foreman’s company, Basic Fun (the “BFI Financing”). The proposal consisted of a term sheet (the “BFI Term Sheet”) and proposal letter (the “BFI Proposal Letter”) for an investment of $2,700,000 to $2,925,000 in Singing Machine, an amount designed to address the alleged need to raise $3 million.

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34.       In the BFI Proposal Letter, Defendant Foreman wrote, “I am writing to follow-up on our conversations over the last week or so regarding the possibility of Basic Fun, Inc., me and/or one of our respective affiliates … making an investment in the equity of The Singing Machine Company, Inc.” The “conversations” were conducted by Defendant Atkinson without notice to other Board members. The shares represented a potential control block and Basic Fun presented itself as a strategic investor. The BFI Proposal Letter raised the prospect of further “potential strategic transactions” between the Company and Basic Fun, without disclosing the nature or terms of those transactions.

35.       The BFI Financing contemplated the sale of 1,770,000 shares of Singing Machine common stock to BFI at a nominal premium to the recent market price and a Convertible Note “in a principal amount equal to…the Investment Amount minus…the aggregate purchase price paid for the Common Stock” (the “BFI Note”). The BFI Note would automatically convert to approximately 1 million shares of common stock upon stockholder approval.

36.       Although payment would be due shortly, the BFI Note had a maturity of 24 months, with a punitive interest rate of “18% per annum compounding daily.” The BFI Term Sheet noted further that,

The Note may not be prepaid, in whole or in part, for six months after the Closing, and thereafter any prepayment must be in full, and shall include any and all interest which would accrue under the Note until the maturity date, regardless of the actual date of prepayment. If Stockholder Approval is sought and not obtained at a meeting of the Company’s stockholders, Basic Fun may require the Company to prepay the Note on the later of (x) ten (10) days after written notice of such required prepayment or (y) the six months and one day after the Closing, with such prepayment to include the yield maintenance described above.

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37.       The BFI Note was designed to present Ault Lending, the largest stockholder, with a Hobson’s choice. If Ault Lending voted against conversion of the BFI Note to common stock, Singing Machine would have to repay Basic Fun, including the full amount of interest that would be due over the two-year life of the BFI Note. The effective interest rate on the BFI Note would approach 100%. In effect, Basic Fun would acquire its position of 1,770,000 shares for $0.57 per share, far below their actual value. The alternative for Ault Lending would be approving a transaction at an unfair price.

38.       The BFI Note was, moreover, illusory, as BFI assumed little or no risk. The BFI Term Sheet also required that the use of proceeds for the BFI Financing be “subject to the approval of a three member committee of the Board consisting of (i) the Company’s CEO, (ii) a director designated by Basic Fun (initially to be Jay Foreman) and (iii) and [sic] independent director.” Through the committee, BFI could assure that the loan proceeds were set aside to repay principal and interest.

The Board’s Inadequate Process with Respect to the BFI Financing

39.       Defendant Atkinson initially sent the BFI Term Sheet to the Board on Sunday, November 12, 2023, but intentionally excluded Mr. Ault from the e-mail. He scheduled a special meeting of the Board to vote on the BFI Financing the very next day, Monday, November 13, 2023, also without notice to Mr. Ault. The exclusion of Mr. Ault, a potential source of competing bids, reflected the joint goal of Defendants Atkinson and Foreman to reduce Ault Lending’s ownership stake, even if that meant selling shares for less than their real value. The scheduling of a meeting on one day’s notice was in violation of the Company’s By-laws, which require notice “at least two days before the meeting.” (Amended & Restated By-laws § 2.6) Due to the inadequate notice, two Ault Alliance directors could not attend.

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40.       At the Board meeting on Monday, November 13, 2023, Mr. Ault objected to the rushed process and lack of information. He urged the Board to explore alternatives. The Director Defendants chose to proceed with the BFI Financing, over the dissent of the Ault Alliance directors who attended. The Board scheduled Thursday, November 16, 2023, as the next date for a meeting to discuss the BFI Financing further.

41.       On November 15, 2023, Mr. Ault, through counsel, wrote a letter to the Board pointing out the numerous flaws in the process that led to the BFI Financing and expressing his view that the terms were unfair to the Company.

42.       In a separate letter, Mr. Ault also made a demand under DGCL 220(d) for records regarding the negotiation and origin of the BFI Proposal, including to determine the extent of Defendant Atkinson’s interest in pushing for a below market, illusory financing with an unvetted “strategic investor.” Mr. Ault urged the Board to delay any vote until he received the documents sought in his demand.

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43.       The Board met again on Thursday, November 16, 2023 to further consider the BFI Financing. Before the meeting, Mr. Ault reached out to several potential financing sources that expressed interest in submitting proposals under which the Company could obtain funds on more favorable terms. However, the Director Defendants refused to consider any of these financing alternatives. The Director Defendants also rejected a proposal by the Ault Alliance directors to form a Special Committee of independent directors to evaluate the BFI Financing and consider alternatives. Over the protests of Mr. Ault and the non-party directors, the Director Defendants authorized the drafting of definitive documents for the BFI Financing, with an anticipated closing on Monday, November 20, 2023.

44.       On Saturday, November 18, 2023, Defendant Atkinson announced that the BFI Financing was off the table. No explanation was provided. In its place, he advised the Board that Singing Machine would attempt to raise $3 million by selling shares to directors, with three directors identified as possible participants at $1 million each. The investment came with a guaranteed Board seat, so long as the holder owned 5% or more of the Company’s shares. The terms of the proposed offer were far less than fair value, but better than those offered by Basic Fun. Defendant Atkinson’s email scheduled a Board meeting for Monday, November 20, 2023, to review the proposed transaction.

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45.       While Mr. Ault was apparently one of the three directors referenced as a potential subscriber, Defendant Atkinson knew that Mr. Ault’s participation was not possible. Neither Todd Ault nor any of his affiliated entities, including Ault Lending, could subscribe for shares due to the limitations of DGCL 203, a fact known to Defendant Atkinson and the other Director Defendants.

46.       In response to Defendant Atkinson’s announcement, Todd Ault sent a proposed term sheet for a bridge loan from Ault Alliance in the amount of $3 million that would be followed by a rights offering. The rights offering would assure all stockholders an opportunity to participate without dilution. Two large stockholders, Ault Alliance and Stingray, were certain to participate, so the rights offering was likely to be successful. The bridge loan, moreover, was in the amount that the Company allegedly required, three million dollars. At the Board meeting, the Director Defendants gave the alternative proposal short shrift. Defendant Foreman criticized Mr. Ault personally using defamatory language and expressed disapproval for any plan that would permit Ault Lending to retain its current percentage stake in the Company’s equity. After a brief discussion, the Board voted to proceed with a sale to two of its Board members, Defendants Peloquin and Foreman, with the subscribing directors (Peloquin and Foreman) casting the deciding votes.

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47.       Before the Board meeting, Defendant Atkinson had claimed that the Company required $3 million in its bank account by November 20, 2023, the date that it was to file its quarterly report on Form 10-Q. The sale of shares approved on November 20 did not close until the next day and it raised only $2 million. The ultimate buyers were Stingray and Regalia Ventures, affiliated with Defendants Peloquin and Foreman, respectively. The fact that Stingray would be the buyer was not disclosed to the Board when the transaction was voted on.

48.       The sale of shares to Stingray and Regalia Ventures was the result of an insider driven process on a rush basis, with the Board asked to approve a sale of one-third of the Company’s equity on minimal notice and without any safeguards to assure either a proper process or a fair price. The Director Defendants ignored a superior proposal and were able to ram through the Private Transaction only because self-interested directors cast the deciding votes.

49.       On the same day that the Private Transaction closed, Singing Machine responded to Mr. Ault’s demand under Section 220(d) of the DGCL and advised that it would not provide him with a single document responsive to his request. Defendant Atkinson thus took active steps to conceal from his fellow directors his dealings with Defendant Foreman and the process that led to the BFI Financing and the Private Transaction.

DERIVATIVE AND DEMAND EXCUSED ALLEGATIONS

50.       Plaintiff brings this action derivatively in the right and for the benefit of the Company to redress the Director Defendants’ breaches of fiduciary duties.

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51.       Plaintiff is a stockholder of the Company, was a stockholder of the Company at the time of the wrongdoing alleged herein, and has been a stockholder of the Company continuously since that time.

52.       Plaintiff will adequately and fairly represent the interests of the Company and its stockholders in enforcing and prosecuting their rights.

53.       As of the filing of this Action, the Board consisted of ten directors: Defendants Peloquin, Foreman, Atkinson, Melo, Kling, and Judkowitz, and non-Defendants Todd Ault, James Turner, Henry Nisser, and Ken Cragun. A majority of these directors is incapable of disinterestedly and independently considering a demand to commence and vigorously prosecute this action.

54.       Defendant Atkinson dominates and controls Defendants Melo, Kling and Judkowitz. He recruited—and rewarded—Defendants Peloquin and Foreman to perpetuate his position as CEO and to protect against possible removal by Ault Lending. The Director Defendants have abandoned any pretense of a fair process and acted as a rubber stamp for Atkinson’s frantic efforts to place shares in friendly hands, at less than fair value.

55.       Defendant Atkinson joined the Singing Machine in January 2008 as its General Counsel, even though he was not admitted to practice law in Florida until ten months later. His mother was then Chairman of the Board and his uncle Philip Lau, controlled over 50% of the outstanding shares of common stock through his Hong Kong conglomerate, Starlight, the parent company of Koncepts. The following year, Defendant Atkinson was promoted to Chief Executive Officer, a post he has held ever since. Through his family holdings, Atkinson was able to dictate who served on the Board of Directors.

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56.       Defendant Melo reports to Atkinson and has done so since 2009. Over the past 14 years, Defendant Atkinson has rewarded Defendant Melo with promotions, pay raises and bonuses and has the ongoing ability to do so. When the Ault Alliance directors were added to the Board in 2022, Defendant Atkinson obtained the appointment of Defendant Melo as an additional director who would be loyal to him.

57.       Defendant Judkowitz was appointed to the Board in March 2004, shortly before Koncepts assumed control. After Koncepts took control, it continuously reappointed Defendant Judkowitz for approximately 15 years. Koncepts allowed two directors to serve on the Board who were not employees or officers of Koncepts, with Defendant. Judkowitz being one of them. As a result of his continuous service at the discretion of Koncepts and Defendant Atkinson, Defendant Judkowitz is beholden to Defendant Atkinson. His conduct in supporting Defendant Atkinson’s rushed efforts to place shares in the hands of his friends and supporters confirms his strong ties to Defendant Atkinson.

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58.       Defendant Kling was appointed to the Board in April 2017 by Koncepts with Defendant Atkinson’s approval. Kling was then 87 years old. He replaced a director who had served alongside Defendant Judkowitz for over 15 years. Koncepts and Defendant Atkinson continuously reappointed Kling in consideration of his loyalty to Defendant Atkinson rather than the Company. His conduct in supporting Defendant Atkinson’s rushed efforts to place shares in the hands of his friends and supporters confirms his strong ties to Defendant Atkinson.

59.       In August 2021, Atkinson orchestrated a redemption of the shares held by Koncepts in a manner designed to perpetuate his control. He enlisted Stingray as “strategic investor.” Based on his years of dealings with Stingray, he could be sure of its loyalty and support. At the time of the redemption, Defendant Atkinson permitted Defendants Kling and Judkowitz to continue to serve as directors of the Company based on their loyalty to him. Defendant Kling was then 91 years old and the remuneration as a director was highly material to him.

60.       As a result of the facts set forth herein, Plaintiff has not made any demand on the Board to institute this action against the Director Defendants. Such demand would be a futile and useless act because the Board is incapable of making an independent and disinterested decision to institute and vigorously pursue this action.

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COUNT I

(Breach of Fiduciary Duty against the Director Defendants)

61.       Plaintiff repeats and realleges each allegation contained above as though fully set forth herein.

62.       As directors of the Company, the Director Defendants owe fiduciary duties to the Company and its stockholders.

63.       The Director Defendants have violated their fiduciary duties owed to the Company and its stockholders.

64.       In particular, in determining to sell shares of the Company to Stingray and Regalia Ventures, the Director Defendants were required to obtain the highest price reasonably available for the Company’s shares, including a fair price obtained via a fair process.

65.       The Director Defendants violated their fiduciary duties of care, and loyalty by, among other things, agreeing to the Private Transaction at an inadequate price and pursuant to an unreasonable, conflicted and truncated process. The Private Transaction was the direct result of self-dealing by Directors Peloquin and Foreman who now bear the burden of establishing that the Private Transaction was entirely fair to the Company.

66.       Each of the Director Defendants had actual knowledge of the wrongdoing in which he participated and approved. Their actions were not a good faith exercise of prudent business judgment to protect and promote the Company’s corporate interests.

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67.       As a direct and proximate result of the Director Defendants’ breaches of fiduciary duty, the Company has been harmed.

68.       Plaintiff has no adequate remedy at law.

COUNT II

(Aiding and Abetting Breach of Fiduciary Duty
Against Stingray and Regalia Ventures)

69.       Plaintiff repeats and realleges each allegation contained above as though fully set forth herein.

70.       By the acts alleged herein, Stingray and Regalia Ventures knowingly participated in and/or induced the above-described breaches of fiduciary duty by the Director Defendants.

71.       Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff Ault Lending respectfully asks that the Court enter judgment in its favor and against Defendants as follows:

A.	Declaring that the Director Defendants breached their fiduciary duties to Plaintiff and the Company;

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B.	Declaring that Stingray and Regalia Ventures aided and abetted the Director Defendants’ breaches of their fiduciary duties to Plaintiff and the Company;
C.	Awarding damages, individually and jointly and severally, in an amount to be determined at trial, but estimated to exceed the sum of $5 million;
D.	Rescinding the sale of shares to Stingray and Regalia Ventures;
E.	Awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and
F.	Awarding such other and further relief to Plaintiff and the Company as the Court deems just and proper.

PRICKETT, JONES & ELLIOTT, P.A.
OF COUNSEL:
	By:	/s/ Bruce E. Jameson
Thomas J. Fleming, Esq.		Bruce E. Jameson (#2931)
OLSHAN FROME WOLOSKY LLP		Eric J. Juray (#5765)
1325 Avenue of the Americas		1310 King Street
New York, NY 10019		Wilmington, Delaware 19801
(302) 888-6500

Attorneys for Plaintiff

Dated: December 21, 2023

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